Stoecklein Law Group, a Professional Corporation

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

February 2, 2011

Mr. Justin Dobbie
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Bassline Productions, Inc.

Your Letter of December 22, 2010

Form Registration Statement on Form S-1

File No. 333-169790

Dear Mr. Dobbie,

This correspondence is in response to your letter dated December 22, 2010 in reference to our filing of the Registration Statement on Form S-1 filed on October 6, 2010 on behalf of Bassline Productions, Inc., your file number 333-169790.

General

1.	Your financial statements should be updated, as necessary, to comply with Rule 9-08 of Regulation S-X at the effective date of the registration statement.

Response:  Financial statements currently comply with Regulation SX.  The financial statements will be updated in February once they expire.

2.	Please provide a currently dated consent from the independent public accountant in any future amendments to the Form S-1 registration statement.

Response: Current consent attached.

Registration Cover Page

3.
We note your response to our prior comment 3 and reissue in part. Please revise to move the prospectus “Subject to Completion” legend to the prospectus cover page. We refer you to the last paragraph on the registration cover page.

Response:  “Subject to Completion” legend has been moved to the Prospectus cover page.

Prospectus Summary, page 1

4.
We note your response to our prior comment 8 and reissue in part. We note that your auditor has issued a going concern opinion and that following this offering you will be required to raise additional capital to cover the costs associated with your plan of operations. Please revise to quantify the amounts needed to implement your plan of operations as detailed on pages 20-21 and 39-40. Please also revise the eighth risk factor on page 7 accordingly.

Response: Revised prospectus summary and related risk factor now include the following language: “To reach the final Stage of our business plan (Stage III), we will require an additional $100,000 to $200,000 (in addition to the proceeds from this offering).”

5.
Please revise to quantify your monthly burn rate after you have commenced the offering and become a reporting company rather than quantifying your current burn rate. Please include, in that regard, the costs of being a reporting company along with your other anticipated expenditures.

Response:  In addition to our current nonpublic burn rate, we added language referencing our burn rate once public.

“with a current non-public monthly burn rate of roughly $300, and a projected increase of $1,100   in our monthly burn rate once public (to cover accounting, audit, and legal fees associated with public reporting requirements),”

Risk Factors, page 5

The anticipated costs of being a reporting company

6.
We note your disclosure that costs for this offering, as seen in the Use of Proceeds section, totals about $45,000. Please reconcile such statement with your disclosure in the Other Expenses of Issuance and Distribution section in Part II of the registration statement that details total offering costs and expenses of $19,800.

Please also revise to quantify the anticipated costs of being a reporting company on a going forward basis (such as accounting and legal fees related to SEC reporting) as compared to your limited amount of available funds.

Response: We revised the above risk factor to include the actual increased cost of operating expenses once public.  We also reconciled the “other expenses” with “use of proceeds”, by removing the $15,000  for “legal Expenses (drafting of S-1),”as the drafting  fee was already paid, and was never intended to be paid by the use of proceeds.

Use of Proceeds, page 12

7.
Item 504 of Regulation S-K requires you to state the principal purposes for which the net proceeds of the offering are intended to be used. You disclosure, however, does not deduct the legal expenses of the offering from the gross proceeds. Please revise accordingly.

Response: $5,000 has been included in the “Offering Expenses” of “Total Proceeds” for legal services in assisting Bassline in SEC reporting for a twelve month period.

8.
We note that you have allocated $8,000 of the net proceeds to accounting fees related to SEC reporting. Please confirm whether you anticipate any legal fees related to SEC reporting and, if applicable, revise accordingly.

Response:   We do anticipate $5,000 in legal expenses for reporting during the next 12 month period and have now included the expense.

9.
We note your disclosure on page 21 that you anticipate repaying the E. Venture Resources, Inc. grid note with Stage II financing. We also note that the E. Venture Resources, Inc. grid note is payable on demand. Please confirm your expectations that repayment of the grid note will not be from the amounts allocated to working capital in the Use of Proceeds table. If repayment is reasonably possible, please revise the working capital footnote to acknowledge such possibility. Alternatively, please revise the second risk factor on page 8 to discuss your anticipated repayment timing of the grid note and any associated risks and also revise your Liquidity and Capital Resources section on page 40 accordingly.

Response: If repayment is demanded, there is a possibility for the company to use it’s working capital funds for repayment. We have added a new risk factor to disclose the risks involved if the payment on demand component of the note is exercised (below). We have also updated the Liquidity and Capital Resources section with language reflecting the on demand component of the note and what constitutes a default.

“The line of credit with E Venture Resources, Inc., has a payable on demand component which imparts liability on the company.

“If re-payment is demanded and our funds are  insufficient, we will be in default and will seek to renegotiate the note terms and may agree upon new notes with a higher or lower interest rate. Upon default which includes our inability to pay, we may incur, and will be liable for, legal fees associated with the cost of collection. Also, if payment is demanded there is the potential to use Working Capital funds towards repayment. If Working Capital funds are used for repayment, we mot not have funds to pay our ongoing expenses.”

Dilution, page 13

10.
 We note you response to our prior comment 18 and reissue in part. Please revise the table to ensure that individual amounts, specifically the Original Stockholders and Public Stockholders percentages in the “Total Consideration Percent” column, are correct.

Response:  The Original Stockholders and Public Stockholders percentages in the “Total Consideration Percent” column have been changed to reflect the correct percentages. See below:

	Shares Purchased		Total Consideration		Average Price Per Share
	Amount	Percent	Amount	Percent
Original Stockholders	4,000,000	89%	$4,000	7%	$0.001
Public Stockholders	500,000	11%	$50,000	93%	$0.01 (1)
Total	4,500,000	100%	$54,000	100%

Description of Business, page 20

Business Development Summary

11.
We note in the third paragraph discussing Stage 1 that you only reference the first grid note of $15,625. Please revise to discuss uses or anticipated uses of the second grid note of $10,500 and, if applicable, the anticipated uses of the remaining balance of the E. Venture Resources, Inc. grid note.

Response: The first grid note ($15,625) and second grid note ($10,500), were both absorbed by the $100,000 grid note. We have adjusted the Business Development Summary to reflect the change.

12.
We note you response to our prior comment 20 and reissue in part. We note your disclosure in the seventh paragraph regarding expenditures to date. Please reconcile the disclosed amount remaining available under the E. Ventures Resources, Inc. grid note of $79,000 with the aggregate amount of outstanding loans of $26,125 and the $100,000 credit limit.

Response: As explained in comment 11 (above), the first grid note ($15,625) and second grid note ($10,500), were both absorbed by the $100,000 grid note. Our remaining balance of $79,660 in the form of a credit line remains unchanged.

Development of Business Plan

13.
We note your disclosure in the third paragraph that you intend to have an enhanced working website by the end of the first quarter of 2011. Please revise to clarify, here and in the last paragraph of the “Summary of any business development we will perform for the term of the plan” section on page 38, that your goal is to have a fully functioning site by the end of the final quarter of 2011.

Response: The word “first” was replaced with “final,” in regard the quarter in which the website is intended to be functioning.

Under the heading “Summary of any business development we will perform for the term of the plan,” we added the following language: “We anticipate having a fully functioning website by the end of the final quarter of 2011.”

Management’s Discussion and Analysis of Financial Condition

14.
We note your response to our prior comment 23 and reissue in part. We note your disclosure on page 36 that you do not anticipate that website advertising will be a significant revenue generator. Please reconcile such disclosure with the Timing of Revenue Generation, Availability of Our Web Services, and Costs of Implementation of Our Web Services sections which predominantly focus on website advertising and advertising revenues and not your strategy to derive revenue from fees and commissions charged for travel management and production services to educational institutions and semi-professional entertainment groups.

Response:  Changes have been made to the Timing of Revenue Generation, Availability of Our Web Services, and Costs of Implementation of Our Web Services, as follows:

Timing of Revenue Generation

“The increased traffic to our website will lead to potential clients in need of our services. Google AdSense may be a source of additional revenue on a pay per click basis.”

Availability of Our Web Services

“Depending on the amount of traffic leading potential clients and customers to our website”

Costs of Implementation of Our Web Services

“The ability for potential clients and customers to view and research our services will be functional by the end of the final quarter of 2011.”

Milestones, page 39

15.
Please revise and reconcile the enumerated goals, associated funding amounts, and Stage I, II, an III disclosure in the Business Development Summary section on pages 20-21. Your current disclosure in these sections in inconsistent.

Response: We have reconciled both the Milestone and Business Development Summary.  The disclosure in both sections is now consistent.

Liquidity and Capital Resources, page 40

16.	Please revise the fifth paragraph to clarify the terms of the E. Venture Resources, Inc.

grid note and specifically the total amount available of $100,000 the total principal amount outstanding of $26,125 as of November 15, 2010, the base interest rate of 6% per annum, the default rate of 10% per annum, the final payment date of November 15, 2013, the “on demand” nature of the grid note, and what constitutes an event of default under the grid note and resulting remedies available to the note holder. Please also revise the Prospectus Summary section on page 1 and the second risk factor on page 8 accordingly.

Response:  The following language was added to the fifth paragraph:

“The remaining balance will be payable on or before (if demanded) November 15, 2013.  In the event of default the interest rate increases to 10% per annum. We will be considered to be in default if all principal and interest due and owed to E Ventures, Inc.  is not paid within thirty (30) days of demand or on November 13, 2013. We will also be deemed to be in default if we fail to perform or comply with any of the agreements, conditions, covenants, provisions or stipulations contained in the Note, or any assignment for the benefit of creditors made by us, or appointment of a receiver, liquidator or trustee for the company; the filing by or against the Company of any petition for bankruptcy pursuant to the Federal Bankruptcy Code or any similar federal or state statute (and, in the case of any such petition filed against the Company, such petition is not dismissed within forty-five (45) days); or the institution of any proceeding for the dissolution or liquidation of the Company.  Upon default, E. Ventures, Inc. will have any available remedies under California law.  Upon default, E. Ventures, Inc shall also be entitled to receive from us all costs of collection of this Note, including without limitation, reasonable attorneys’ fees and disbursements, and costs of suit. All amounts payable pursuant to the Note shall be immediately due and payable, without presentment, demand, protest or notice of any kind, upon the occurrence of any of the following events.”

17.
We note your disclosure on page 21 that you anticipate repaying the E. Venture Resources, In. grid note with Stage III financing. Please revise to discuss the “on demand” nature of the grid note, the anticipated Stage III financing source for repaying the funding cannot be obtained.

Response: The following language has been added to page 21 to explain the “on demand” nature of the grid note, the anticipated Stage III financing source for repaying the funding cannot be obtained:

“We plan to raise Stage III funding through private offerings, and or subsequent public offerings.  Timing of the additional offerings is scheduled to take place before the E Venture Resources grid note is due (November 15, 2013).  The E Venture Resources grid note is payable “on demand,” in the event payment is demanded and or Stage III funding is not adequate for repayment, we will be in default.  If we are in default we will try to renegotiate new terms for repayment of the E Venture Resources note.  If we are unable to raise Stage III funding we will search for alternate means of financing our operations.  If no alternatives sources of funding are available we may have to cease operations.”

Certain Relationships and Related Party Transactions, page 42

18.
We note your revised disclosure regarding the E. Venture Resources, Inc. grid note. Please confirm whether or not E. Venture Resources, Inc. is a related person. If E. Venture Resources, Inc. is a related person, revise to provide the information required by Item 404(a) of Regulation S-K.

Response: We have revised this section to specify that E Ventures Inc. is an unrelated person. For clarification, they were introduced to Mr. Hall and Ms. Lorenzo through an acquaintance.

Audited Financial Statements

19.
We note that on November 15, 2010, you executed a line of credit in the form of a grid note, payable to E. Venture Resources, Inc. for $26,125 with a 6% interest per year note, for a total amount not to exceed $100,000. The accumulated balance will be due on or before November 15, 2013. Please add a Subsequent Events footnote to your financial statements to disclose the nature and significant terms if the borrowing arrangement.

Response: We will be revising the financials for 12/31/10 and this will be included in and accounted for in those audited financial statements.

Undertakings, Part II

20.
We note your response to our prior comment 29 and reissue in part. We note that you have included certain undertakings which are not applicable to this offering and omitted certain undertakings which are applicable to this offering.

Please add to Section A the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. Please also renumber Section A due to the insertion of the missing undertaking and the fact that the last two sub-provisions do not use the same numbering scheme. Please also delete Section C in its entirety.

Response:

1)           We have added to section A, the following;

(1) “That, for the purpose of determining liability under Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.”

2)           We have re numbered Section A as applicable due to the insertion of the paragraph above

3)           We have deleted Section C in its entirety

Exhibit 5, Opinion of the Stoecklein Law Group

21.
We note your response to our prior comment 32 and reissue. Please revise the final paragraph of your opinion to clearly consent to being named in the registration statement. In this regard, we note the section of the prospectus in which you are named is titled “Interests of Named Experts and Counsel” and not “Legal Matters.”

Response: We have replaced “Legal Matters,” with “Interests of Named Experts and Counsel.”

 Sincerely,

Donald J. Stoecklein

cc: Bassline Productions, Inc.